FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For September 30, 2016

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000

Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

This report on Form 6-K shall be deemed incorporated by reference into the company's Registration Statement on Form F-3 (File Nos. 333-203157 and 333-203157-01) and to be a part thereof from the date which it was filed, to the extent not superseded by documents or reports subsequently filed or furnished.

The Royal Bank of Scotland Group plc

RBS Announces Proposed Future Ring-Fenced Legal Entity Structure and Investment in Customer Brands

RBS is today announcing how the legal entity structure of the RBS group is expected to change over the next two years to comply with the UK’s ring-fencing requirements prior to 1 January 2019. The bank’s newly relaunched brand strategy supports this future ring-fenced structure.

Future Ring-Fenced Legal Entity Structure

The UK ring-fencing legislation requiring the separation of essential banking services from investment banking services will take effect from 1 January 2019. In order to be compliant with its requirements, we need to undertake a significant reorganisation of our current legal entity structure and business model.

As previously disclosed, by the end of 2018, we intend to place the majority of our UK and Western European banking business in ring-fenced banking entities under an intermediate holding company. Our Corporate & Institutional Banking (CIB) activities will be in a non-ring-fenced bank and our RBS International business will be placed outside the ring-fence, both as subsidiaries of The Royal Bank of Scotland Group plc (“RBS Group plc”). In line with regulatory requirements, RBS Group plc will continue to be the primary issuing entity for funding and capital raising activities. RBS continues to work through its ring-fencing plans and any implications for debt issued by RBS’s entities will be announced in due course.

Our final ring-fenced legal structure and the actions taken to achieve it, remain subject to, amongst other factors, additional regulatory, Board and other approvals as well as employee information and consultation procedures. All such actions and their respective timings may be subject to change, or additional actions may be required, including as a result of external and internal factors including further regulatory, corporate or other developments.

Subject to this, we expect our reorganisation to involve the following three principal corporate steps:

1.	The transfer of most of our existing personal, private, business and commercial customers from The Royal Bank of Scotland plc (“RBS plc”) to Adam & Company PLC, our current Scottish private bank in mid-2018 (precise timing is subject to confirmation). On the same day as the transfer becomes effective, Adam & Company PLC will be renamed “The Royal Bank of Scotland plc”. The Adam brand and activities will be unchanged. The new The Royal Bank of Scotland plc will be a ring-fenced bank within the ring-fenced group.

2.	At the same time as the above in 2018, we will rename RBS plc to “NatWest Markets Plc”, to bring its legal name in line with our recently relaunched brand strategy. Following the proposed transfers to Adam & Company PLC described above, this entity will continue to operate our CIB businesses. The renamed entity NatWest Markets Plc will be the non-ring-fenced bank and direct subsidiary of RBS Group plc.

3.	At the beginning of 2017, we will introduce an intermediate holding company for the ring-fenced banks named “NatWest Holdings Limited” which, at that time, will assume direct ownership of National Westminster Bank Plc, Adam & Company PLC and Ulster Bank Ireland DAC. NatWest Holdings Limited will initially be a subsidiary of RBS plc, but by the end of 2018, it will be a direct subsidiary of RBS Group plc. National Westminster Bank Plc will therefore no longer be a subsidiary of the current RBS plc entity.

•	National Westminster Bank Plc will be a ring-fenced bank and will continue to operate under the NatWest brand, for our personal, private, business and commercial customers in England and Wales and our customers in Western Europe. Coutts and Co will continue to serve our private banking customers, also within the ring-fence.

•	In Northern Ireland and the Republic of Ireland we will continue to operate under the existing Ulster Bank and Ulster Bank Ireland brands and legal entities.

•	The Royal Bank of Scotland International Limited in Jersey will continue to lead our services to our Jersey, Guernsey, Gibraltar and Isle of Man customers and will be a subsidiary of RBS Group plc.

Branding Strategy

Our new brand strategy is designed to align with our business strategy and future ring-fenced structure. We will focus on our strong individual customer brands by re-launching them to align more closely with the geographies they serve. Over the coming months, NatWest will become our main customer facing brand in England and Wales and Western Europe, and in Scotland, Royal Bank of Scotland will be our core brand.

Alongside the investment and changes in our Royal Bank of Scotland and NatWest brands, our CIB business will become known as NatWest Markets in readiness for our future ring-fenced structure. NatWest Markets will continue to offer financing, rates and currencies to our customers.

Ross McEwan, RBS Chief Executive said: “Our proposed future structure under the ring-fencing legislation and our brand strategy are key elements of the bank we are becoming. The future ring-fenced structure of the bank is not only designed to be in compliance with the new regulatory requirements and objectives but will better reflect who we are as a bank and what we stand for: a bank that is focused on its customers.”

For Further Information Contact:

RBS Investor Relations

Alexander Holcroft

Head of Equity Investor Relations

+44 20 7672 1758

Matthew Richardson

Head of Fixed Income Investor Relations

+44 20 7678 1800

RBS Media Relations

+44 131 523 4205

Forward-looking statements

This announcement contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, including those related to RBS and its subsidiaries' regulatory capital position and requirements, financial position, future pension funding requirements, on-going litigation and regulatory investigations, profitability, impairment losses and credit exposures under certain specified scenarios. In addition, forward-looking statements may include, without limitation, statements typically containing words such as "intends", "expects", "anticipates", "targets", "plans", "believes", "risk", "estimates" and words of similar import. These statements concern or may affect future matters, such as RBS's future economic results, business plans and current strategies. Forward-looking statements are subject to a number of risks and uncertainties that might cause actual results and performance to differ materially from any expected future results or performance expressed or implied by the forward-looking statements. Factors that could cause or contribute to differences in current expectations include, but are not limited to, legislative, fiscal and regulatory developments, accounting standards, competitive conditions, technological developments, exchange rate fluctuations and general economic conditions. These and other factors, risks and uncertainties that may impact any forward-looking statement or RBS's actual results are discussed in RBS's UK Annual Report and Accounts and materials filed with, or furnished to, the US Securities and Exchange Commission, including, but not limited to, RBS's Reports on Form 6-K and most recent Annual Report on Form 20-F. The forward-looking statements contained in this announcement speak only as of the date of this announcement and RBS does not assume or undertake any obligation or responsibility to update any of the forward-looking statements contained in this announcement, whether as a result of new information, future events or otherwise, except to the extent legally required.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

Date:	September 30, 2016	By:	/s/ Andy Nicholson
			Name:	Andy Nicholson
			Title:	Assistant Secretary